TriAgenics, Inc.

ANNUAL REPORT

525 SW Umatilla Ave, Suite 102
Redmond, OR 97756
5415433696
https://triagenics.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Description of the Business

TriAgenics®, Inc. ("TriAgenics" or the "Company") is a pre-revenue company that is working to provide a safe, effective and simple way for dental professionals to prevent the broad array of diseases, extensive damage, and lifelong hazards caused by wisdom teeth. The Company has developed a minimally invasive dental procedure designed for children ages 6-12 to prevent wisdom teeth from ever forming. The procedure is called Zero3® or Zero3® TBA (for 3rd molar Tooth Bud Ablation). There are no stitches, and the procedure is expected to have no significant recovery time or significant complications, pain or swelling which means no missed school, a reduced chance of infection and no dry socket complications that can follow wisdom teeth extractions. The best part of Zero3® system is that patients are expected to have dramatically improved lifelong outcomes compared to the traditional practice of allowing these troublesome teeth to form and then having them removed later in life. The Company is currently pursuing FDA regulatory clearance and will launch its product after clearance is obtained.

Business Plan

Provided that the Zero3® system receives clearance from the U.S. Food and Drug Administration (the "FDA") as a medical device, TriAgenics' proposed business model is analogous to how Align Technology fabricates and sells its Invisalign clear braces. Licensed dentists will send TriAgenics patient x-rays, a digital scan of their patient's teeth, and a prescription for Zero3® treatment. TriAgenics will then fabricate patient-specific Zero3® procedure guides, package the Zero3® guides with a single patient use micro-ablation probe and sell the kit to the prescribing dentist for an estimated $350 per tooth bud treated. The dentist will use the custom procedure guides to precisely deliver the Zero3® treatment for each tooth bud, instead of waiting for these teeth to form and cause problems later.

Zero3® Procedure

Below is a description of the anticipated steps involved in the Zero3® procedure, based on the animal studies performed by the Company:

To start the procedure, a patient will be given a local anesthetic, similar to what the patient would experience in having a one-surface dental filling. Once the patient is numb, the custom Zero3® procedure guide will be placed on the patient's teeth. Next, the Zero3® micro-ablation probe will be inserted in the guide and create a small puncture in the center of the tooth bud tissue. A 24 to 95-second micro-ablation cycle will then be activated for each tooth bud treated. The ablation process will warm each tooth bud from the center outwards in a controlled fashion to block wisdom tooth formation. The Company estimates that from start to finish, Zero3® treatment of 4 wisdom tooth buds will take approximately 20-30 minutes. By comparison, the surgical removal of 4 wisdom teeth requires IV sedation, typically takes 1 hour, and can take longer if the teeth are in a difficult position or there are unexpected complications.

Current Stage

TriAgenics has demonstrated the efficacy of its Zero3® technology in live animal trials, with 100% success in preventing tooth formation. The trials were conducted on swine because tooth buds in pigs are nearly identical in size and post-treatment healing response to humans. The Company has completed product development and is pursuing a de novo regulation pathway with the FDA.

Product Description

The Zero3® system is anticipated to consist of four components: a countertop Zero3® generator, patient data card, a disposable Zero3® handpiece with an integrated micro-ablation probe, and a patient-specific Zero3® procedure guide.

The Zero3® System



Zero3® Generator

The Zero3® generator, which has been designed to meet international medical device safety standards, is the principal component of the Zero3® system. It is designed to be portable and is powered by a laptop-type, low-voltage power supply for safety, flexibility, and adaptability for international use. It incorporates a
touch-screen color display and a foot pedal to provide ease of use for the operator. The Zero3®

generator fits on top of a swing-arm dental unit for convenient operation in a dental office. The generator provides low-power microwaves that generate thermal energy via the Zero3® handpiece tip. The generator design has been finalized and is ready for FDA submission and then sale to dentists.

Patient Data Card

The patient data card is a credit-card-style wireless chip card that is shipped with the Zero3® guide. The patient data card is programmed by TriAgenics with the patient's name and treatment dose for each tooth bud. When the patient data card is placed on top of the microwave generator, the chip reader in the generator automatically
transfers the patient's name and treatment dose for each tooth bud to the generator. Once the patient data is transferred to the Zero3® generator, the card is immediately erased to prevent accidental reuse.

Zero3® Handpiece

TriAgenics has designed and completed engineering testing on its disposable, single patient use Zero3® handpiece. The handpiece is sterilized and delivered to the dentist in a patient-specific treatment kit. The dentist attaches the handpiece to the generator to perform the Zero3® procedure. TriAgenics is now receiving volume quantities of handpieces from its contract manufacturer.

Zero3® Guide

Finally, TriAgenics plans to produce patient-specific Zero3® guides that position and hold the tip of the handpiece in place during the Zero3® procedure. The guide is designed to fit firmly on the patient's teeth. The operator will insert the tip of the handpiece into the Zero3® guide and then activate the 24 to 95-second procedure for each tooth bud treated. TriAgenics plans to have the Zero3® guides 3D-printed and then packaged into patient-specific treatment kits with the Zero3® handpiece.

Future Roadmap

The Company's goal is to obtain FDA de novo medical device clearance and then enter the dental market.
Medical devices such as the Zero3® technology are regulated by the U.S. Food and Drug Administration (the "FDA"), which has certain requirements for placing these products in the market. In 2021, TriAgenics applied to the FDA for investigational device clearance of the Zero3® system, with the goal of conducting feasibility human clinical trials. The FDA disapproved the Company's application, citing certain deficiencies, which the Company is confident it will successfully address.

In 2022, TriAgenics applied for approval to conduct human clinical trials of the Zero3® system in Australia as an alternative pathway to collect human safety and effectiveness data. That application was disapproved, citing insufficient justification for trials on healthy children based on limited animal data.

After conducting further research, which included informal discussions with the FDA, TriAgenics engaged experienced regulatory consultants to assist it with the FDA clearance process. These consultants recommended a different regulatory pathway. Although the FDA has cleared a large number of microwave ablation systems, the dental branch is unfamiliar with the use of microwave ablation for dental use. As such, the Company intends to file a de novo classification request with the FDA. The timing of the FDA granting a de novo submission is not in the Company's control. Regardless of FDA clearance requirements, the Company plans to conduct human clinical trials to have sufficient safety data prior to going to market. However, there is no assurance that TriAgenics will be granted de novo classification by the FDA or that human trials will be successful. If TriAgenics does not receive FDA de novo classification of the Zero3® system, the Company will fail. See "Risk Factors."

Any additional capital we raise in the future will provide necessary working capital for the regulatory work and clinical trial required to obtain FDA clearance, along with providing general working capital and proceeds to maintain and grow our intellectual property portfolio.

The Company's Products and/or Services

Product / Service	Description	Current Market
Zero3® Procedure (subject to FDA clearance)	A minimally invasive dental procedure designed for children ages 6-12 to prevent wisdom teeth from ever forming. The procedure is called Zero3® TBA or Zero3® (for 3rd molar Tooth Bud Ablation).	Primarily children ages 6 – 12.

Competition

Other than painful wisdom teeth extractions later in life, to its knowledge, TriAgenics is unaware of any direct competition. The Company has established a solid IP position, with 43 U.S. and international patents on its technology.

Industry

Every year, more than 5 million[1] patients in the U.S. spend over $5 billion[2] for wisdom tooth extractions and related services. Unfortunately, this cost does not include the burden of missing an average of 3 days of work or school after having wisdom teeth removed[3]. Instead, when wisdom teeth are prevented from forming, this pain, cost, and recovery time are vastly reduced or

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[1] https://www.vox.com/2015/1/13/7539983/wisdom-teeth-necessary
[2] https://www.nationaloralhealthconference.com/docs/presentations/2012/05-02/Jay%20Friedman.pdf
[3] How Long Will I Miss School Or Work After Having My Wisdom Teeth Removed? - Union Oral Surgery Monroe NC - Mint Hill NC

eliminated. Treating problems associated with wisdom teeth is a major headache for dentists, hygienists, and their patients. Most wisdom teeth - more than 80%[4] - are recommended to be removed by dentists. Parents and dentists alike have told the Company that they are seeking a safer, complication-free alternative to the teenage rite of passage of having wisdom teeth removed. The Zero3® system is designed to eliminate the pain and risks normally associated with having wisdom teeth removed.

Customer Base

The Company's target customers are licensed dentists that include general dentists, pediatric dentists and oral surgeons who will then deliver Zero3® treatment to their 6- to 12-year-old patients.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

TriAgenics has a total of 43 issued patents. The Company has 21 issued U.S. patents and multiple pending U.S. patent applications directed at therapeutic tooth bud ablation. In addition, it has 22 issued foreign patents (Australia, Canada, Europe, and Mexico), as well as additional pending foreign patent application that are directed at
therapeutic tooth bud ablation. Additionally, TriAgenics has other intellectual property that it has developed, including U.S. trademarks for Zero3® and TriAgenics®.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Clearance and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company intends to request a de novo classification with the FDA. If granted, TriAgenics will be subject to the oversight of the FDA. These laws and regulations are subject to change.

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[4] https://boiseoralsurgery.com/blog/should-i-get-all-four-wisdom-teeth-out-at-once/

Litigation

The Company is not subject to any current litigation or threatened litigation.

Previous Offerings

We have made the following issuances of securities within the last three years:

Security Type: Series A-3 Preferred
Stock Principal Amount of Securities
Sold : $4,945,278 Amount of
Securities Issued/Holders: 1,872,736
Use of Proceeds: Ongoing Operations
Issue Date: Various dates between July 2023 and November
2024 Exemption from Registration Used or Public Offering:
Regulation CF

Security Type: Series B-1 Preferred
Stock Principal Amount of Securities
Sold: $3,500,000 Amount of
Securities Issued/Holders: 1,400,000
Use of Proceeds: Ongoing Operations
Issue Dates: April 11, 2025; July 9, 2025; September 17, 2025
Exemption from Registration Used or Public Offering: Section 4(a)(2)

Security Type: Option to Purchase Voting Common
Stock Principal Amount of Securities Sold: $0
Amount of Securities Issued/Holders:
846,836
Use of Proceeds: N/A
Issue Dates: Various dates between July 2022 and October 2025
Exemption from Registration Used or Public Offering: Rule 701

Security Type: Warrant to Purchase Voting Common
Stock Principal Amount of Securities Sold: $0
Amount of Securities Issued/Holders:
219,090 Use of Proceeds: N/A
Issue Dates: Various dates between January 2022 and January 2023; April
8, 2025 Exemption from Registration Used or Public Offering: Rule 701

Security Type: Non-Voting Common
Stock Principal Amount of Securities
Sold: $611,454 Amount of Securities
Issued/Holders: 136,401*

Use of Proceeds: Regulatory & Clinical Trial, Patents, Operations and General Working Capital Issue Dates: Various dates between December 18, 2025 and March 18, 2026 Exemption from Registration Used or Public Offering: Regulation CF

*These are estimated figures and do not include all bonus shares to be issued. This Regulation CF Offering is ongoing.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended September 30, 2025 compared to year ended September 30,

2024 **Revenue & Cost of sales**

TriAgenics is pre-revenue, so there wasn't any reported Revenue or Cost of Sales in fiscal year 2025 or in fiscal year 2024.

Gross margins

TriAgenics is pre-revenue, so there wasn't a Gross Margin in fiscal year 2025 or in fiscal year 2024.

Expenses

Expenses for fiscal year 2025 were $2,284,550 compared to $2,183,279 in fiscal year 2024.

The increase in expenses was primarily related to the addition of a new employee and compensation adjustments necessary for the increased efforts to prepare for and apply for FDA clearance for the equipment.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not yet received FDA clearance for our equipment. Past cash was primarily generated through equity investments.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash of $2,550,614.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as

follows: Name: David Scott Thrower

David Scott Thrower's current primary role is with

the Issuer. Positions and offices currently held with

the issuer:

Position: Chief Executive Officer (CEO) and
Director Dates of Service:
Chief Executive Officer: April 2025 -
Present Director: December 2020 —
Present
Responsibilities: Responsible for the Company's day-to-day
business operations, strategy, marketing and general CEO
responsibilities.
David receives a salary of $150,000

Name: Leigh E. Colby

Leigh E. Colby's current primary role is with the

Issuer. Positions and offices currently held with the

issuer:

Position: Chief Clinical Officer (CCO), Co-Founder, Director and Corporate
Secretary Dates of Service: April 2025 — Present
Responsibilities: Responsible for product
development. Leigh receives an annual salary
of $187,500

Name: David Paul Watson

David Paul Watson's current primary role is with the

Issuer. Positions and offices currently held with the

issuer:

Position: Chief Operating Officer (COO), Co-Founder and
Director Dates of Service: September 2017 — Present
Responsibilities: Responsible for operations and product development
David receives an annual salary of $250,000.

Name: John Joseph Chopack, Jr.

John Joseph Chopack, Jr.'s current primary role is with Neoss, Inc. (dental products).

John Joseph Chopack, Jr. currently service approximately an average of 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 2018 — Present
Responsibilities: Member of the Board of Directors. John does not receive compensation for his service as a director.
Other business experience in the past three years:

Employer: Inspiros Ventures, LLC
(medtech VC) Title: Founder &
Managing Partner
Dates of Service: March 2016 — December 2020
Responsibilities: Oversaw business development, operations, strategy, capital formation, divestitures, mergers, and go-to-market strategy.
Employer: Neoss, Inc. (dental
products) Title: Vice President
Corporate Development Dates of
Service: December 2020 —
Present
Responsibilities: Full responsibility for Corporate Development of Neoss USA, a subsidiary of

Neoss Ltd. Name: Jeffrey Miles Jacobs

Jeffrey Miles Jacobs's current primary role is with STR Equity LLC (investment firm).

Jeffrey Miles Jacobs currently service approximately an average of 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: December 2019 — Present
Responsibilities: Member of the Board of Directors. Jeffrey does not receive compensation for his service as a director.
Other business experience in the past three years:

Employer: STR Equity LLC
(investment firm) Title:
Investor/Advisor
Dates of Service: April 2022 —
Present Responsibilities: Investor and
advisor
Name: David W. Jahns

David Jahns' current primary role is with Asclepius Ventures and Galen Partners (investment firms). David currently services approximately an average of 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board of
Directors Dates of Service: April
2025 — Present
Responsibilities: Member of the Board of Directors. David received 72,370 common stock options as compensation for his service as Chairman of the Board of Directors.

Other business experience in the past three years:

Employer: Galen Partners
(investment firm) Title:
Managing Director
Dates of Service: 1994 — Present
Responsibilities: Investor and advisor

Employer: Asclepius Ventures (investment firm)
Title: Managing Director
Dates of Service: January 2023-
Present Responsibilities: Investor and
advisor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of the Company's outstanding equity, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock
Stockholder Name: Leigh E. Colby and Judith K. Colby Revocable Living Trust*
Amount and nature of Beneficial ownership:
(i) 2,000,000 shares of Voting Common Stock;
(ii) 1,500,000 shares of Series A-1 Preferred Stock;
(iii) 40,053 shares of Series A-2 Preferred Stock;
and (iv) 33,335 shares of Series A-3 Preferred Stock
Percent of Outstanding Voting Equities: 22.48%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Non-Voting Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B-1 Preferred Stock and Voting Common Stock.

Non-Voting Common Stock*

Authorized: 1,333,333
Outstanding: 136,401 (estimated and does not include all bonus shares to be issued)
Material Rights:
The terms of the Non-Voting Common Stock and the Voting Common Stock are identical, except with respect to voting rights.

*Issued in connection with an ongoing Regulation CF offering.

Series A-1 Preferred Stock

Authorized: 3,195,808
Outstanding: 3,195,808
Voting Rights: One vote for each share of Voting Common Stock into which the Series A-1 Preferred Stock could then be converted. There are also special voting rights described below under "Material Rights – Protective Provisions."

Material Rights:
Protective Provisions

So long as 2,541,283 shares of Preferred Stock (Series A-1, Series A-2, Series A-3 and Series B-1 combined), are outstanding, the Company may not take any of the following actions without the approval of the Requisite Holders (defined as majority of the outstanding shares of the Preferred Stock:

1. Sell or liquidate the Company.

2. Amend the Certificate of Incorporation or Bylaws.

3. Increase or decrease (other than by conversion or redemption) the total number of authorized shares of Common Stock or Preferred Stock or the designated shares of any series of Common Stock or Preferred Stock.

4. Authorize, create, or issue any equity security having a preference over or being on parity with the Preferred Stock with respect to dividends, liquidation, or conversion.

5. Reclassify or amend any existing security that has equal rights with the Preferred Stock with respect to dividends, liquidation, or conversion if the action would make that security senior to the Preferred Stock.

6. Redeem, purchase, or otherwise acquire any Common Stock or Preferred Stock, except for certain repurchases from employees, directors, or independent contractors.

7. Change the number of directors on the Board of Directors or the method of electing directors.

8. Pay or declare any dividend.

9. Create or hold stock in any subsidiary that is not wholly owned by the Company or permit any subsidiary to sell to a third party.

10. Authorize, create, or issue any debt security, unless approved by the Board of Directors.

11. Issue any shares of Preferred Stock.

If the Preferred Stockholders' vote on any of these matters is tied, then the action may be approved by the Board of Directors.

Dividend Rights

The Preferred Stockholders (i.e., the holders of Series A-1, A-2, A-3 and B-1 Preferred Stock) are entitled to receive dividends, in preference to any dividends on Common Stock, when, as, and if declared by the Board of Directors. Dividends are not cumulative. The dividend rate for Series A-1 Preferred Stock is $0.08 per share per annum.

After the payment of dividends to the Preferred Stockholders, any additional dividends will be distributed among both the Common Stockholders (i.e., the holders of both Voting and Non-Voting Common Stock) and the Preferred Stockholders. The Preferred Stockholders will share dividends in proportion to the number of shares of Voting Common Stock they would own if all shares of Preferred Stock were converted to Voting Common Stock at the then-effective conversion rate.

Liquidation Rights

Upon the sale or liquidation of the Company (i.e., the holders of Series A-1, A-2, A-3 and B-1 Preferred Stock) will be entitled to receive out of the proceeds or assets available for distribution to stockholders, prior and in preference to any distribution to Common Stockholders, a set amount per share ("Liquidation Preference") plus any declared but unpaid dividends. The Liquidation Preference for holders of Series A-1 Preferred Stock is
$1.00 per share. However, the Preferred Stockholders will be deemed to have converted their Preferred Stock into Voting Common Stock if the conversion would result in a greater distribution. Any remaining proceeds will be distributed to the Common Stockholders.

Conversion Rights

Optional Conversion

Preferred Stockholders may convert their shares of Preferred Stock into Voting Common Stock at any time at the then-applicable conversion rate. The conversion rate on the date of this Form C is one share of Voting Common Stock for each share of Preferred Stock.

Automatic Conversion

All shares of Preferred Stock will automatically be converted into Voting Common Stock at the conversion rate then in effect immediately upon the earlier of (i) the closing of an IPO by the

Company that results in at least

$50 million of proceeds, net of underwriting discounts and commissions, to the Company; or (ii) a date, or the occurrence of an event, determined by the holders of a majority of the then-outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Agreements Affecting Stockholder Rights

Preferred Stockholders' rights are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements."

Series A-2 Preferred Stock

Authorized: 3,869,324
Outstanding: 3,869,324
Voting Rights: One vote for each share of Voting Common Stock into which the Series A-2 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions."

Material Rights:
The terms of the Series A-2 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-2 Preferred Stock is $0.14 per share per annum.

2. The Liquidation Preference for Series A-2 Preferred Stock is $1.75 per share.

Series A-3 Preferred Stock

Authorized: 1,872,736
Outstanding: 1,872,736
Voting Rights: One vote for each share of Voting Common Stock into which the Series A-3 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions." In addition, investors were required to become parties to the Company's Fourth Amended and Restated Voting Agreement dated July 26, 2022, which dictates their vote regarding the election of the Board of Directors, certain increases in the Company's Common Stock, and the sale of the Company. See ""Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements" below. Further, in the Subscription and Joinder Agreement, investors were required to appoint the CEO of the Company as their proxy to vote their shares with respect to all matters on which the holders of Series A-3 Preferred Stock are entitled to vote, including, without limitation, the matters specified in the Voting Agreement.

Material Rights:
The terms of the Series A-3 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series A-3 Preferred Stock is $0.24 per share per annum.

2. The Liquidation Preference for Series A-3 Preferred Stock is $3.00 per share.

Series B-1 Preferred Stock

Authorized: 1,400,000
Outstanding: 1,400,000
Voting Rights: One vote for each share of Voting Common Stock into which the Series B-1 Preferred Stock could then be converted, plus the special voting rights described above. See "Series A-1 Preferred Stock – Material Rights – Protective Provisions."

Material Rights:
The terms of the Series B-1 Preferred Stock and the Series A-1 Preferred Stock are identical, except as set forth below:

1. The dividend rate for Series B-1 Preferred Stock is $0.20 per share per annum.

2. The Liquidation Preference for Series B-1 Preferred Stock is $2.50 per share.

3. In addition to the Protective Provisions outlined above, the Series B-1 preferred has an additional protection for so long as at least 200,000 shares of Series B-1 Preferred Stock are issued and outstanding.

Agreements Affecting Stockholder Rights

The Company has entered into certain agreements with some or all of its stockholders that affect the rights of all stockholders. See "Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements".

Voting Common

Stock

Authorized: 15,895,393
Outstanding: 2,005,000
Voting Rights: One vote per share on all matters on which the stockholders are entitled to vote, with one exception. They are not entitled to vote on an amendment to the terms of any outstanding Preferred Stock on which the Preferred Stockholders have the right to vote.
Material Rights:

Outstanding Shares

The number of outstanding shares of Voting Common Stock stated above is a "fully diluted" number that both takes into account 2,005,000 shares that have actually been issued to stockholders and assumes that all shares reserved for issuance pursuant to the Company's 2018 Stock Plan and 2019 Warrant Plan have been issued.

Specifically, the total amount outstanding includes 991,820 shares to be issued pursuant to outstanding stock options plus 727,372 shares still available for option grants under the 2018 Stock Plan.

It also includes 412,032 shares to be issued pursuant to outstanding warrants plus 87,968 shares still available for warrant grants under the 2019 Warrant Plan.

Dividend Rights

The Common Stockholders (both Voting and Non-Voting) are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to the prior dividend rights of Preferred Stockholders.

Liquidation Rights

Upon the sale or liquidation of the Company, the Common Stockholders (both Voting and Non-Voting) are entitled to share ratably in the net assets legally available for distribution to stockholders after (i) the payment of all debts and other liabilities of the Company; and (ii) the liquidation preference payable to the Preferred Stockholders.

No Other Rights

The holders of Voting Common Stock have no preemptive, conversion, redemption, or other rights. Agreements Affecting Stockholder Rights

The rights of the Common Stockholders (both Voting and Non-Voting) are also affected by certain agreements that the Company has put in place with some or all of its stockholders. See "Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements."

Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements

The Company is a party to a certain Amended and Restated Voting Agreement, dated April 11, 2025, under which the Company, Preferred Stockholders and certain other key stockholders have agreed to, among other things (i) Board composition regarding the Company's board of directors, including the right for one Series B-1 Preferred director appointed by a specified investor, the ability for another Series B-1 Preferred director upon the achievement of certain requirements, the right to appoint two Series A Preferred directors, each designated by a specified investor, the right to appoint two Common Stock directors, one designated by a specified investor and the other being the Company's CEO, and one independent director selected by a majority of the Preferred Directors; (ii) voting provision to increase the authorized common stock of the Company; and (iii) a drag-along right. Additionally, the Amended and Restated Voting Agreement provides the CEO and the Chairman of the Company to each receive a power of attorney to vote any shares held by parties to the agreement that have not yet voted on specified matters within the time period required.

The Company also is a party to a certain Amended and Restated Investors' Rights Agreement, dated April 11, 2025, under which the Company and certain investors agreed to provide (i) registration rights under Form S-1 and Form S-3; (ii) restrictions on transfer; (iii) certain indemnification rights and certain information rights, such as information rights and periodic delivery of financial statements to Major Investors; and (iv) right of first offer to Major Investors.

The Company also is a party to a certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 11, 2025, under which the Company, certain investors and certain keyholders agreed to, among other things (i) a right of first refusal on shares held by Key Holders; (ii) a right of co-sale for any sales by Key Holders; (iii) prohibited and exempt transfers from the right of first refusal and co-sale; and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

The Company has also entered into a Management Rights Letter with an investor, which grants to investor, among other things, subject to the Pricing Condition (as defined below), the option (the "Option"), but not the obligation, to pay up to $2,500,000 to purchase shares of equity securities sold in a Qualified Financing (as defined below) (which shall be a shadow series with the same rights as the series of preferred stock issued in such Qualified Financing, except that the per share liquidation preference of the shadow series will be equal to the actual purchase price paid by the Investor) at a purchase price equal to 80% of the original purchase price of such securities. The "Exercise Period" shall expire upon the earlier to occur of (i) the day the Option is closed and (ii) the day the Company has raised $5,000,000 in the aggregate gross proceeds (the "Funding Threshold") in one or more Qualified Financings. "Qualified Financing" shall mean a sale of shares of capital stock by the Company to one or more investors for capital-raising purposes. The Investor may not exercise the Option unless a Qualified Financing during the Exercise Period features a sale of shares of capital stock at a price per share of not less than $3.00 per share (the "Pricing Condition").

What it means to be a minority holder

Although the shares of Series A-3 Preferred Stock have voting rights, the Subscription and Joinder Agreement that investors signed appointed the Company's CEO as their proxy to vote the investors' shares. With respect to the election of directors, increases in the Company's Common Stock, and the sale of the Company, the CEO will vote all shares sold in this offering as required under the Voting Agreement. See "Series A-3 Preferred Stock."

Material Rights -

Agreements Affecting Stockholder Rights - Voting Agreement." Therefore, you will have no right to vote on or influence the Company's corporate actions.

Dilution

Investors should understand the potential for dilution.

If the Company decides to issue more shares in the future, prior investors could see their stake in the Company decrease. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up, causing you to own a smaller piece of a larger company. The issuance of additional shares could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or conversion of convertible notes, warrants, or other instruments into stock.

In addition, if the Company issues additional shares, prior investors could experience value dilution, with each share being worth less than before. Finally, investors could also experience earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Risks Related to the Company's Business and

Industry

We are pre-revenue and have a limited operating history.

The Company is pre-revenue and has a limited operating history. We have not yet received FDA clearance to sell our product, and we have not yet conducted human clinical trials of the Zero3® technology. Further, even assuming the Company receives FDA clearance of the Zero3® system, there is no guaranty the product will perform to the safety or efficacy standards expected in the marketplace. Our scope of operations has been limited to incorporation of the Company, product research and development, ex vivo and live animal testing, preparation for regulatory product clearance, intellectual property establishment and maintenance, and capital-raising efforts. Due to our limited operating history, we have limited insight into trends that may emerge and affect our business. Early-stage companies, like us, frequently encounter unanticipated risks, uncertainties, and difficulties. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Company has incurred net losses to date, and there is no assurance that we will generate revenue or be profitable in future years.

The amount of capital the Company has on hand will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by the Directors, or their affiliates, and they will exercise voting control.

The Directors and officers of the Company, including their affiliates, beneficially own a majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors and officers, and their affiliates, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Directors and officers, and their affiliates, may have interests that are different from yours. For example, these Directors and officers, and their affiliates, may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors and officers, and their affiliates, could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

There is no assurance of FDA clearance.

The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Delays in the regulatory process will necessarily delay the launch of our product. In light of changes in leadership, and reductions in staffing, at the FDA, along with government budget reviews and reductions, the FDA regulatory process could be further delayed or modified. Additionally, the FDA did not approve the Company's 2021 application for an Investigational Device Exemption for clinical use of an early-stage engineering prototype of its micro-ablation system. Since then, the Company completed all product development and has a commercially ready micro-ablation system. Regardless, if FDA clearance is not received, or is significantly delayed, the Company will not be able to market or sell its product and the Company will fail.

There is no assurance that human clinical trials will be successful.

To receive FDA clearance, the Company may need to conduct human clinical trials. Even if the FDA does not require human clinical trials, the Company plans to conduct human clinical trials of the technology prior to commercial launch. However, all of the Company's safety and efficacy data are based on animal trials. There can be no assurance that the Company's success in performing the Zero3® procedure in live animal trials will translate to human clinical trials. There is no prior record of successful Zero3® trials, and the Company's human clinical trials will be the first documented attempt. Until they are attempted, the safety and efficacy of the Zero3® system in humans will be unknown. Failure to demonstrate the Zero3® system's success in humans will result in failure of the Company.

Risks of human clinical trials.

We will need to conduct human clinical trials of our technology. Conducting human clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve our end points would have a significant adverse effect on us.

There is no assurance of market acceptance.

While the Company has discussed the Zero3® system with a wide variety of dentists, including general practitioners, pediatric specialists and oral surgeons with a highly favorable response, there can be no assurance that dentists will ultimately purchase and use TriAgenics' Zero3® system in their practices or that the product selling price required for the Company to be profitable will be achieved. If we fail to achieve market acceptance of our product, the Company will have limited revenues and as a result will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success.

We rely on third parties to provide services essential to the success of our business.

We rely and expect to rely on third parties to provide a variety of essential business functions for us at a particular quality, service level and cost, including manufacturing, shipping, accounting, legal work, advertising, and distribution. Some of these third parties may fail to perform their services or may perform them in an unacceptable manner. We may encounter delays, defects, errors, or other problems with their work that will materially affect our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business.
Additionally, these key service providers also may be impacted by rising prices or tariffs placed upon their products, which may result in increases in pricing or limitations on the availability of these service providers. As a result, your investment could be adversely affected by our reliance on third parties and their performance.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

We have existing patents that we might not be able to enforce.

One of the Company's most valuable assets is its intellectual property. The Company has 21 issued U.S. patents, 22 issued foreign patents, plus trademarks, copyrights, Internet domain names, and trade secrets. As we expand our business, protecting our intellectual property, particularly our patents and trademarks, will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from any such violations. In doing so, we may be required to expend significant time and expense to prevent infringement or enforce our rights. Further, intellectual property litigation is, by its nature, unpredictable, and any potential judgment against us could require the payment of substantial damages or prohibit us from offering certain products for sale. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by other parties, the value of our brand and other intangible assets may be diminished, allowing competitors to mimic our technology and methods of operations more effectively. This could have a material adverse effect on the Company.

We have existing patents that we might not be able to maximize full value due to delays in receiving FDA clearance and/or commercially launching our product.

Certain of the Company's key patents may expire prior to the Company maximizing the full value of the patent. If receipt of FDA clearance and/or the Company's commercial launch are delayed, it could limit the amount of time the Company has patent protection before competitors can use the Company's expired patents. This lack of time could prevent the Company from securing market leadership prior to losing patent protection. If there are significant delays in the FDA clearance process or the Company's commercial launch, this could have a material adverse effect on the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. The law relating to the scope and validity of claims in the field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Moreover, competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely affected. Further, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.

Patent, trademark, and copyright litigation has become extremely expensive. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash and management resources to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. Moreover, these individuals could voluntarily cease working with the Company or become disabled. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have key person life insurance policies on every key person.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, except for a key man life insurance policy on Leigh Colby, the Company has not purchased any insurance policies with respect to those other individuals in the event of their death or disability. Therefore, if any of these personnel other than Leigh Colby die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive.

Further, we may be unable to attract qualified personnel due to the location of our offices. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, or be forced to move offices to locations with more accessible talent, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, particularly since our product will be used to treat children. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers, our patients or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with client health records, our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data, including health records, or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and lacks the financial controls and procedures of public companies.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, the Company intends to file a de novo medical device application with the FDA to receive clearance and sell its product as a medical device and, if approved, the Company will be subject to the oversight of the FDA. The Company also will be subject to federal HIPAA laws. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, pandemics or military actions can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

RESTRICTIONS ON TRANSFER

In addition to any restrictions in the Company Governing Documents, any Securities sold pursuant to Regulation CF, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, on April 29, 2026.

TriAgenics, Inc.
(Issuer)

By:/s/David Thrower
(Signature)

David Thrower
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leigh Colby
(Signature)

Leigh Colby
(Name)

Director
(Title)

April 29, 2026
(Date)

/s/ David Thrower
(Signature)

David Thrower
(Name)

Director
(Title)

April 29, 2026
(Date)

/s/ Dave Watson
_____
(Signature)

Dave Watson
_____
(Name)

Director
_____
(Title)

April 29, 2026
_____
(Date)

/s/ John Joseph Chopack, Jr
_____
(Signature)

John Joseph Chopack, Jr
_____
(Name)

Director
_____
(Title)

April 29, 2026
_____
(Date)

/s/ Jeffrey Miles Jacobs
_____
(Signature)

Jeffrey Miles Jacobs
_____
(Name)

Director
_____
(Title)

April 29, 2026
_____
(Date)

/s/ David Jahns
_____
(Signature)

David Jahns
_____
(Name)

Director
_____
(Title)

April 29, 2026
_____
(Date)

Exhibit A
FINANCIAL STATEMENTS



TRIAGENICS, INC.

Financial Statements
September 30, 2025 and 2024

With Independent Auditor's Report

TRIAGENICS, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

TABLE OF CONTENTS

Independent Auditor's Report ....……………………. 1

Balance Sheets
  September 30, 2025 and 2024 ………………………………………………………………… 4

Statements of Operations
  Years Ended September 30, 2025 and 2024 ..……………………………………………………… 5

Statements of Changes in Stockholders' Equity
  Years Ended September 30, 2025 and 2024 …………………………………………………..……… 6

Statements of Cash Flows
  Years Ended September 30, 2025 and 2024 …………………………………………………… 8

Notes to the Financial Statements ……………………………………………………………………. 9



KBF
CERTIFIED PUBLIC ACCOUNTANTS – AUDIT, LLP

Independent Auditor's Report

To The Board of Directors and Stockholders
TriAgenics, Inc.:

Opinion

We have audited the financial statements of TriAgenics, Inc., which comprise the balance sheets as of September 30, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TriAgenics, Inc. as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TriAgenics, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has suffered recurring losses from operations, has limited liquidity, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

400 Spectrum Center Drive
Suite 250
Irvine, CA 92618
(949) 529-3900

5285 Meadows Road
Suite 420
Lake Oswego, OR 97035
(503) 963-4720

12750 High Bluff Drive
Suite 160
San Diego, CA 92130
(858) 465-1510

601 Union Street
Suite 1710
Seattle, WA 98101
(206) 496-1515

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TriAgenics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TriAgenics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

KBF CPAs – Audit, LLP

KBF CPAs – Audit, LLP

Lake Oswego, Oregon
January 29, 2026

TRIAGENICS, INC.
BALANCE SHEETS
SEPTEMBER 30, 2025 AND 2024

	2025	2024
ASSETS		
Current assets:		
Cash	$ 3,045,890	$ 976,252
Restricted cash	-	222,396
Prepaid equity financing costs	159,853	-
Operating right-of-use assets	-	37,604
Prepaid expenses and other current assets	32,332	32,243
Total current assets	3,238,075	1,268,495
Property and equipment, net	8,077	21,510
Total assets	$ 3,246,152	$ 1,290,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37,386	$ 32,727
Accrued expenses	123,228	88,683
Operating lease liabilities	-	37,604
Total current liabilities	160,614	159,014
Total liabilities	160,614	159,014
Stockholders' equity:		
Series A-1 convertible preferred stock; $0.001 par value; 3,195,808 shares authorized; 3,195,808 shares issued and outstanding (aggregate liquidation preference of $3,195,808)	1,846	1,846
Series A-2 convertible preferred stock; $0.001 par value; 3,869,324 shares authorized; issued and outstanding (aggregate liquidation preference of $6,771,317)	3,869	3,869
Series A-3 convertible preferred stock; $0.001 par value; 1,872,736 shares authorized; 1,872,736 and 1,478,631 shares issued and outstanding (aggregate liquidation preference of $5,618,208 and $4,435,893, respectively)	1,873	1,479
Series B-1 convertible preferred stock; $0.001 par value; 1,400,000 shares authorized; 1,400,000 and 0 shares issued and outstanding (aggregate liquidation preference of $3,500,000 and $0, respectively)	1,400	-
Common stock; $0.001 par value; 14,562,060 and 12,956,991 shares authorized, respectively; 2,000,000 shares issued and outstanding	200	200
Additional paid-in capital	15,205,933	11,010,234
Accumulated deficit	(12,129,583)	(9,886,637)
Total stockholders' equity	3,085,538	1,130,991
Total liabilities and stockholders' equity	$ 3,246,152	$ 1,290,005

TRIAGENICS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	2025	2024
Costs and expenses:		
General and administrative	$ 1,265,176	$ 1,090,341
Development expense	1,009,464	1,062,588
Depreciation expense	9,910	27,917
Total costs and expenses	2,284,550	2,180,846
Other (income) expense:		
Other income, net	(39,381)	-
State and property taxes	(410)	2,433
Interest income	(1,813)	(209)
Total other (income) expense	(41,604)	2,224
Net loss	$ 2,242,946	$ 2,183,070

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2025 AND 2024

| | Series A-1 Preferred Stock | | Series A-2 Preferred Stock | | Series A-3 Preferred Stock | |
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, September 30, 2023	3,195,808	$ 1,846	3,869,324	$ 3,869	381,714	$ 382
Issuance of Series A-3 preferred stock, net	-	-	-	-	1,096,917	1,097
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2024	3,195,808	1,846	3,869,324	3,869	1,478,631	1,479
Issuance of Series A-3 preferred stock, net	-	-	-	-	394,105	394
Stock-based compensation	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
BALANCE, September 30, 2025	3,195,808	$ 1,846	3,869,324	$ 3,869	1,872,736	$ 1,873

TRIAGENICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	Series B-1 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
BALANCE, September 30, 2023	-	$ -	2,000,000	$ 200	$ 8,403,320	$ (7,703,567)	$ 706,050
Issuance of Series A-3 preferred stock, net	-	-	-	-	2,572,317	-	2,573,414
Stock-based compensation	-	-	-	-	34,597	-	34,597
Net loss	-	-	-	-	-	(2,183,070)	(2,183,070)
BALANCE, September 30, 2024	-	-	2,000,000	200	11,010,234	(9,886,637)	1,130,991
Issuance of Series A-3 preferred stock, net	-	-	-	-	849,206		849,600
Issuance of Series B-1 preferred stock, net	1,400,000	1,400	-	-	3,256,552	-	3,257,952
Stock-based compensation	-	-	-	-	89,941	-	89,941
Net loss	-	-	-	-	-	(2,242,946)	(2,242,946)
BALANCE, September 30, 2025	1,400,000	$ 1,400	2,000,000	$ 200	$ 15,205,933	$ (12,129,583)	$ 3,085,538

See accompanying notes and independent auditor's report.

TRIAGENICS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	2025	2024
Cash Flows From Operating Activities:		
Net loss	$ (2,242,946)	$ (2,183,070)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	89,941	34,597
Depreciation	9,910	27,917
Operating right-of-use assets	37,604	34,630
Loss on disposal of equipment	3,523	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(89)	456
Accounts payable	4,659	6,255
Accrued expenses	34,545	29,373
Operating lease liabilities	(37,604)	(34,630)
Net cash used in operating activities	(2,100,457)	(2,084,472)
Cash Flows From Investing Activities:		
Purchases of property and equipment	-	(12,831)
Net cash used in investing activities	-	(12,831)
Cash Flows From Financing Activities:		
Proceeds from issuance of preferred stock	4,430,513	2,573,414
Equity Issuance costs	(322,961)	-
Prepaid equity financing costs	(159,853)	-
Net cash provided by financing activities	3,947,699	2,573,414
Net increase in cash and restricted cash	1,847,242	476,111
Cash and restricted cash, beginning of year	1,198,648	722,537
Cash and restricted cash, end of year	$ 3,045,890	$ 1,198,648
Supplemental cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	-	300
Supplemental disclosures of non-cash investing and financing activity:		
Deposits held upon issuance of Series A-3 preferred stock	$ -	$ 169,751
Right-of-use assets obtained in exchange for lease liabilities	-	72,234

TRIAGENICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

1. The Company and Summary of Significant Accounting Policies

a. Company Formation and Operations

TriAgenics, Inc. (the "Company") was organized in September 2017 in the State of Delaware as a corporation and maintains its headquarters in Redmond, Oregon. The mission of the Company is to deliver the safest, most effective and simplest means of treating wisdom teeth. Animal testing was completed in 2021. Since then, the Company has been working to complete product development and obtain regulatory clearance of its equipment as a medical device. The Company continues to have an ultimate goal of bringing an end product to market that will stop wisdom tooth formation in children.

b. Going Concern, Liquidity and Management's Plan to Fund Future Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has incurred significant operating losses since its inception and has an accumulated deficit of approximately $12,130,000 as of September 30, 2025. The Company has primarily funded its operations through the issuance of convertible notes payable, preferred and common stock.

The Company forecasts an increase in spending for the development of the device and first in human use prior to bringing their product to market. The Company is in the process of seeking additional sources of capital to fund these operations. Failure to obtain sufficient equity financing and ultimately failure to gain approval of the equipment as a medical device could adversely affect the Company's ability to achieve its business objectives and continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued.

The accompanying financial statements do not include any adjustments to the carrying value of assets and liabilities, or to the reported expenses and balance sheet classification used that might result from the outcome of these uncertainties. Such adjustments could be material if the going concern assumption were not appropriate.

c. Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the financial position, results of operations, and cash flows of the Company for the periods presented. The financial statements have been prepared on the accrual basis of accounting.

The Company's fiscal year begins on October 1 and ends on September 30 of the following year. Accordingly, the financial statements reflect the Company's results for the fiscal year ended September 30, 2025.

d. Use of Estimates

The financial statements and accompanying notes are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

e. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company periodically maintains balances in excess of the federally insured limit. As of September 30, 2025, the Company's cash balance in bank accounts exceeded the federally insured limit by $2,795,890. As of September 30, 2024, the Company's restricted cash represented proceeds on deposit with a crowdfunding platform related to a fundraising campaign discussed in Note 4.

f. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are depreciated over the shorter of the asset's life or respective lease term. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the statements of operations. Maintenance and repairs are charged to expense in the period incurred.

g. Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded as of September 30, 2025 and 2024.

h. <u>Leases</u>

The Company accounts for leases in accordance with Topic 842, *Leases*. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. For all asset classes of operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date using the interest rate implicit in the lease or, if that rate cannot be readily determined, a risk-free discount rate for a period comparable with that of the lease.

The lease term for all of the Company's leases includes the noncancelable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) controlled by the lessor. Lease payments included in the measurement of the lease liability are comprised of the following:
– Fixed payments owed over the lease term; and
– Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company's leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occur. Variable lease payments are presented as an operating expense in the Company's statements of operations in the same line item as expense arising from fixed lease payments (operating leases).

The Company monitors for events or changes in circumstances that require a reassessment of any of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, *Property, Plant and Equipment – Overall*, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with these short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Company leases.

The Company's leases may include non-lease services. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component for all asset classes. Therefore, the lease payments used to measure the lease liability include all the fixed consideration in the contract.

i. Development Expenses

Development expenses are charged to expense as incurred and consist of expenses directly related to the supplies and project expenses for the production and the preparation for the human clinical trials.

j. General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, professional service and consulting expenses, legal costs, and other general corporate expenses.

k. Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss, and tax credit carryforwards.

Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized. A full valuation allowance is recorded against the net deferred tax assets as of September 30, 2025 and 2024.

The Company applies the provisions related to accounting for uncertainty in income taxes, which defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes potential interest and penalties related to uncertain tax benefits as a component of income tax expense. No potential interest and penalties related to uncertain tax benefits were recorded as of September 30, 2025. The

Company is subject to federal and state income taxes. The Company is not currently under any Internal Revenue Service or state tax examination.

l. Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant, and is recognized as expense on a straight line basis over the vesting period of the award. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends.

Given the Company's limited history and there is no market for the Company's equity securities, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility. Accordingly, the expected volatility of its share prices was computed in a manner consistent with the valuation of the Company's common stock, using historical prices of various public companies in a similar industry and taking into account the current state of the industry and the expected term. The expected term is calculated using the simplified method taking into consideration the options' vesting term and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumed at the date of grant appropriate for the terms of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of no dividend payouts. Forfeitures are accounted for as they occur.

The table below sets forth the assumptions used on the date of grant for estimating the fair value of options granted during the years ending September 30:

	2025	2024
Weighted-average expected term (years)	5.50 - 6.25	6.25
Risk-free interest rate	3.96%-4.49%	4.71%
Dividend yield	0.00%	0.00%
Volatility	60.00%	17.70%

The weighted-average grant-date fair value of options granted during the years ended September 30, 2025 and 2024 was $0.80 and $0.93, respectively.

m. Advertising and Promotion

The Company's advertising and promotion costs are expensed as incurred. Certain marketing costs related to the issuance of the Company's securities are accounted for as a reduction to the proceeds from the equity offering, and not included in sales and marketing expense. Advertising and promotional expenses for the years ended September 30, 2025 and September 30, 2024 amounted to $146,772 and $308,207, respectively.

n. Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. This ASU requires enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid and is effective for fiscal years beginning after December 15, 2025. This ASU requires additional disclosures and, accordingly, we do not expect the adoption of ASU 2023-09 to have a material effect on our financial position, results of operations or cash flows.

2. Property and Equipment

Property and equipment consists of the following as of September 30:

	2025	2024
Computer Equipment	$ 17,551	$ 19,528
Furniture & Office Equipment	19,123	19,123
Leasehold improvements	45,129	45,129
Production Equipment	79,365	88,549
Laboratory Equipment	87,232	128,893
	248,400	301,222
Less accumulated depreciation	(240,323)	(279,712)
	$ 8,077	$ 21,510

Depreciation expense on property and equipment totaled $9,910 and $27,917, respectively, during the years ended September 30, 2025 and 2024.

3. Leases

The Company recognizes lease liabilities based on the present value of future lease payments, discounted at the Company's risk-free discount rate or the rate implicit in the lease, if readily determinable. Right-of-use assets are recognized based on the lease liability adjusted for initial direct costs, lease incentives received, and any prepaid lease payments.

The Company leases an office building in Redmond, Oregon, which serves as the Company's headquarters. The lease agreement contains renewal options and requires the Company to pay property taxes, insurance, and maintenance costs.

Lease Renewal and Termination: The current lease amendment was effective October 1, 2023 and was a 24-month lease that expired on September 30, 2025. The Company has the option to renew or terminate certain leases at its discretion. Renewal options are not included in the lease liability calculation unless it is reasonably certain that the renewal option will be exercised. The Company has assessed that exercise of the renewal option is not reasonably certain.

The Company entered into a twelve month lease agreement effective October 1, 2025 with monthly rental payments totaling $3,319.

The components of lease cost were as follows for the years ended September 30, 2025 and 2024:

	2025	2024
Lease expense included in operating expenses:		
Operating lease expense	$ 38,638	$ 37,526
Variable lease expense	16,902	16,079
Total operating lease expense	$ 55,541	$ 53,605

Short-term lease cost for the years ended September 30, 2025 and 2024 totaled $55,541 and $53,605, respectively.

The imputed interest in the lease payments for the years ended September 30, 2025 and 2024 totaled $1,051 and $2,893, respectively.

4. **Stockholders' Equity**

The Company has issued and outstanding Series A-1 convertible preferred stock ("Series A-1"), Series A-2 convertible preferred stock ("Series A-2"), Series A-3 convertible preferred stock ("Series A-3") and Series B-1 convertible preferred stock ("Series B-1") (collectively, "Preferred Stock"), and common stock. The Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series A-3 preferred stock and Series B-1 preferred stock original issuance prices were $1.00, $1.75, $3.00 and $2.50 per share, respectively.

The Company initiated a fundraising campaign in 2023 which concluded in 2024 under which it sold shares of Series A-3 convertible preferred stock. The target amount to be raised was $5,000,000. The Company engaged a crowdfunding platform under which it paid 5.5% in platform fees based on the amount of proceeds received and a 3% commission in the form of shares based on the number of shares sold that was granted at the closing of the fundraising. The agreement also required that 6% of proceeds remain on deposit with the platform until after the final closing of the fundraising. The gross amount raised for the years ended September 30, 2025 and 2024 totaled $930,513 and $2,992,188, respectively. The cumulative amount raised through September 30, 2025 is $4,851,177. The amount held on deposit for the years ended September 30, 2025 and 2024 totaled $0 and $222,396, respectively. In addition, in 2025, the Company raised $3,500,000 of Series B-1 convertible preferred stock.

The rights, preferences, privileges and other matters relating to its outstanding stock are as follows:

a. Voting

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

As long as at least 200,000 shares of the Series B-1 Preferred Stock remain outstanding, the holders of the Series B-1 shall be entitled to elect one director of the Corporation. If at least 1,000,000 shares of the Series B-1 Preferred Stock remain outstanding, the Series B-1 may elect a second director, together both directors are designated as Series B-1 Directors.

As long as at least 2,241,283 shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock (together "Series A Preferred Stock") are outstanding , the holders together as a group are entitled to elect two directors, the Series A Directors.

The holders of the Common Stock, exclusively and voting as a separate class are entitled to elect two directors.

Lastly, the majority of the Preferred Directors (defined as the Series B-1 Directors and Series A Directors) are entitled to elect one director.

b. Dividends

The holders of Series A-1, Series A-2, Series A-3 and Series B-1 are eligible for dividends when and if declared by the Board of Directors, out of legally available funds equal to $0.08, $0.14, $0.24 and $0.20 per share, respectively, prior and in preference to any declaration or payment of any other dividend. The right to receive dividends on shares of Preferred Stock are not cumulative.

After payment of such dividends, any additional dividends shall be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock that would be held by each holder if all shares of Preferred Stock were converted to common stock.

c. <u>Liquidation</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the original issuance price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in the assets available for distribution in proportion to the respective amounts which would otherwise be payable in full in respect of the shares held by them upon such distribution.

d. <u>Conversion</u>

Each share of Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price by the applicable conversion price at the time of conversion. The initial conversion price per each share of Preferred Stock shall be the original issuance price, subject to adjustments for stock splits and business combinations. The initial conversion price per share is equal to the original issuance price at September 30, 2025, and therefore converts to common stock on a one for one basis.

Conversion is mandatory upon the earliest to occur of the following events:
- the closing of a sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1993 resulting in net proceeds of at least $50,000,000; or
- by vote of the majority holders of the then outstanding shares of Preferred Stock.

e. <u>Redemption</u>

The Preferred Stock is not redeemable.

5. Stock Compensation Plan

On February 23, 2018, the 2018 Stock Plan ("Stock Plan") was adopted by the Company's Board of Directors and approved by the shareholders. In July 2021, upon approval by the Board and holders of Preferred Stock, the Stock Plan increased the number of common stock available for the issuance from a total of 882,353 shares to a total of 1,920,000 shares of common stock. There are 794,742 shares available for future awards under the Stock Plan as of September 30, 2025.

The Stock Plan provides for stock-based awards to employees, outside directors and consultants selected by the Company to have an opportunity to acquire a proprietary interest in the success of the Company. The Stock Plan provides for both the direct award or sale of shares and for the grant of options to purchase shares. A person who owns more than 10% of the combined voting power of all classes of outstanding stock of the Company shall not be eligible for the grant of an incentive stock option unless (1) the exercise price is at least 110% of the fair market value on grant date, and (2) such option is not exercisable after the expiration of five years from grant date.

The options granted to employees generally vest 25% upon the completion of twelve months of continuous service beginning with the vesting commence date. These options then vest 2.083% upon completion of each month of continuous service thereafter. However, the vesting schedule is at the discretion of the Board of Directors and therefore could have varying vesting schedules. Options granted under the Stock Plan are exercisable for a period not to exceed ten years from the option grant date.

Compensation cost charged to operations was $89,941 and $34,597 for the years ended September 30, 2025 and 2024, respectively. Approximately $565,700 in stock-based compensation costs related to non-vested options outstanding at September 30, 2025 is expected to be recognized through 2029. This amount is expected to be recognized over the weighted-average period of 3.2 years. The Company accounts for forfeitures as they occur.

A summary of the Company's stock option activity and related information for the years ended September 30, 2025 and 2024 is as follows:

Options Outstanding	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)
Balance, September 30, 2023	169,824	$ 1.71	6.08
Granted	55,000	3.00	
Exercised	-	-	
Forfeited/Cancelled	-	-	
Balance, September 30, 2024	224,824	2.02	7.48
Granted	729,466	1.33	
Exercised	-	-	
Forfeited/Cancelled	(24,840)	1.75	
Balance, September 30, 2025	929,450	$ 1.50	8.85
Exercisable at September 30, 2025	165,168	$ 1.90	5.63

6. **Warrants**

On May 10, 2019, the 2019 Warrant Plan ("Warrant Plan") was adopted by the Company's Board of Directors and approved by the shareholders. The Warrant Plan provides for the issuance of a total of up to 500,000 shares of common stock, subject to limitations whereby the warrants under the Warrant Plan may not exceed the number of shares that remain available for issuance under the Warrant Plan. The remaining shares available for issuance under the Warrant Plan total 87,968 shares.

The Warrant Plan provides for the grant of warrants to employees, outside directors, vendors or consultants selected by the Company to have an opportunity to acquire shares of the Company's common stock. The current warrants vest 20% upon the vesting commencement date, as defined in each stock warrant agreement, with an additional 20% of the shares vesting on each subsequent annual anniversary of the vesting commencement date until 100% of the shares granted are eligible for exercise. However, the vesting schedule of any future warrants is at the discretion of the Board of Directors, and therefore could have varying vesting schedules. The warrant price shall not be less than 100% of the fair market value of the common stock on grant date. Warrants granted under the Warrant Plan are exercisable for a period not to exceed ten years from the warrant grant date. The Company has accounted for the warrants as freestanding equity instruments under ASC 718, *Compensation-Stock Compensation*.

Pursuant to an Option-to-Warrant Conversion Agreement to certain former employees, the Company converted 24,840 of fully vested stock options into warrants during the year ended September 30, 2025. The converted option shares were cancelled and the individuals have no further rights to the benefits offered by such option shares. These warrants have terms pursuant to the Warrant Plan whose shares are otherwise vested in full on the date of grant. Stock compensation expense related to the stock options converted was already recognized by the Company in full within additional paid-in capital prior to conversion. No incremental expenses have been recorded upon conversion to warrants.

As of September 30, 2025 the Company had outstanding warrants exercisable for 412,032 shares of common stock as follows:

Warrants Outstanding	Warrants	Weighted Average Exercise Price
Balance, September 30, 2023	387,192	$ 1.75
Granted	-	
Exercised	-	
Forfeited/Cancelled	-	
Balance, September 30, 2024	387,192	1.75
Granted	24,840	2.50
Exercised	-	
Forfeited/Cancelled	-	
Balance, September 30, 2025	412,032	$ 1.80

7. Income Taxes

Income tax expense comprised of the following for the years ended September 30:

	2025	2024
Current:		
Federal	$ -	$ -
State	150	300
Total current tax expense (benefit)	150	300
Deferred:		
Federal	-	-
State	-	-
Total deferred tax expense (benefit)	-	-
Total income tax expense (benefit)	$ 150	$ 300

The components of net deferred tax assets and liabilities are as follows as of September 30:

	2025	2024
Deferred Tax Assets:		
Net operating loss	$ 2,497,529	$ 2,105,724
Capitalized research and development costs	526,926	368,183
Research credit	137,517	86,363
Stock compensation	41,017	35,617
Property and equipment	8,629	5,018
Intangible assets	4,428	-
Accruals and reserves	7,012	3,819
Deferred rent	-	9,858
Total Deferred Tax Assets	3,223,058	2,614,582
Valuation allowance	(3,223,058)	(2,604,724)
Net Deferred Tax Assets	-	9,858
Deferred Tax Liabilities		
Operating lease assets	-	(9,858)
Total Deferred Tax Liabilities	-	(9,858)
Net Deferred Tax Assets	$ -	$ -

The Company believes that based on a number of factors, there is sufficient uncertainty regarding the realizability of net deferred tax assets, which consist primarily of net operating loss carryforwards, such that a valuation allowance should be recorded. The net increase in the total valuation allowance for the years ended September 30, 2025 and 2024 was $618,334 and $649,763, respectively. Management will continue to assess the realizability of the tax benefits available to the Company based on actual and forecasted operating results. As a result of this uncertainty and the more likely than not criteria discussed in ASC 740, *Income Taxes*, the Company has recorded a full valuation allowance on all deferred tax assets, including those related to net operating loss and tax credit carryforwards.

As of September 30, 2025, the Company has $9,507,082 of post-2017 federal net operating loss carryforwards that will carry forward indefinitely and state net operating loss carryforwards of $9,609,556 which will begin to expire in 2033. As of September 30, 2025, the Company has federal research and development tax credits of approximately $183,356 which begin to expire in 2038, if not utilized.

Utilization of net operating loss carryforwards and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

As of September 30, 2025, the total amount of unrecognized tax benefits was $45,839. As of September 30, 2025, the Company did not accrue any interest and or penalties related to unrecognized tax benefits.

There were no pending federal and state income tax audit examinations at September 30, 2025.

8. **Employee Benefit Plan**

The Company sponsors a SIMPLE IRA plan for its employees, which allows eligible employees to make salary deferrals into individual retirement accounts. The SIMPLE IRA plan is a retirement savings plan designed for small businesses and is subject to the provisions of the Internal Revenue Code. The Company's contributions to the plan are in the form of either matching contributions or nonelective contributions, as described below.

Plan Contributions
Employee Contributions: Eligible employees may elect to defer a portion of their compensation to the SIMPLE IRA plan, subject to annual limits set by the Internal Revenue Service (IRS).

Employer Contributions: The Company provides contributions to the SIMPLE IRA on behalf of eligible employees on a matching basis. The Company matches employee contributions dollar-for-dollar, up to 3% of each employee's compensation.

For the year ended September 30, 2025, the Company's total contribution to the SIMPLE IRA plan was $12,527 in matching contributions, and for the year ended September 30, 2024 the Company's total contribution to the SIMPLE IRA plan was $12,339 in matching contributions.

Eligibility - Employees who have earned at least $5,000 in compensation during any one preceding calendar year and are expected to earn at least $5,000 in the current calendar year are eligible to participate in the plan. Employees may make salary deferrals to the plan once they meet the eligibility requirements.

Vesting - All contributions to the SIMPLE IRA plan are immediately vested. This means that employees are entitled to 100% of the contributions made by both themselves and the Company once the contributions are made to the account.

Plan Administration - The SIMPLE IRA plan is administered by American Century Investments, a third-party retirement services provider through the Company's ADP payroll platform. The plan is subject to annual reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974 (ERISA), although it is exempt from certain ERISA provisions due to its simplicity and small size.

9. Contingencies

The Company may be periodically involved in legal proceedings and claims in the ordinary course of business. Management does not believe they are a party to any legal proceedings that would be expected to have a material adverse effect on its financial position or results of operations.

10. Subsequent Events

The Company has evaluated subsequent events through January 29, 2026, the date the financial statements were available for issuance.

On November 18, 2025, the Company initiated a Regulation Crowdfunding offering of Non-Voting Common Stock CF and has authorized 1,333,333 shares. The Company is seeking to raise up to $3,000,000 in the offering.

The Company incurred $159,853 through September 30, 2025 in costs related to the campaign, which has been recorded as prepaid equity financing costs on the accompanying balance sheet.